MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3RD Floor 1185 Avenue of the Americas New York, NY 10036

November 22, 2019

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Aamira Chaudhry, Staff Accountant
Lyn Shenk, Accounting Branch Chief
Scott Anderegg, Staff Attorney
Lilyanna Peyser, Special Counsel

Re:	ZYQC Group Holding Ltd
Form 10-12G
Filed October 16, 2019
File No. 000-56110

Dear Sir or Madam:

ZYQC Group Holding Ltd (the “Company”) is filing an amendment (the “Amendment”) to the Registration Statement on Form 10-12G (the “Registration Statement”) in response to your recent review letter addressed to Jun Chen, Chief Executive Officer of the Company, dated November 8, 2019 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Matthew McMurdo, Esq.

New York

Form 10-12G Filed October 16, 2019

Corporate History, page 2

1. It appears from your description of your corporate history and from your exhibit index, which attempts to incorporate by reference, a certificate of incorporation and bylaws that were filed under a different CIK number, that you believe you are the successor issuer to Tundra Gold Corp. Because you did not file your Form 10 under the Tundra Gold Corp. CIK number, please file copies of your certificate of incorporation and bylaws with your next amendment. In addition, please describe in your filing and file as exhibits any agreements documenting the transfer of interest from Tundra Gold Corp. to you, or tell us why that is not required. Finally, please disclose the consideration paid by Mr. Jun Chen to Mr. Ballard for the 52,000,000 shares of your common stock.

We have included the certificate of incorporation, as amended, as well as the bylaws of the Company, as newly filed Exhibits to the Amendment. The transfer of interest from Tundra Gold Corp. to the Company was discussed in the Registration Statement, and included in the Amendment, in the description of the definitive share exchange agreement (the “Share Exchange Agreement”) with ZYQC International Holding Group Limited (“ZYQC”), a Seychelles corporation. Under the Share Exchange Agreement, One Hundred Percent (100%) of the ownership interest of ZYQC was exchanged for 300,000,000 shares of common stock of the Company. The former stockholders of ZYQC acquired a majority of the issued and outstanding common stock as a result of the share exchange transaction. Regarding the transfer of interest from John Ballard to Jun Chen, that was disclosed in the Registration Statement, and included in the Amendment. The Company has added disclosure regarding the consideration paid by Jun Chen to the Amendment.

2. We note your organization chart on page 4. Please revise the chart to include ZYQC Group Holdings Limited, explain why ZYQC International Group Holdings Limited appears twice, and reflect that ZYQC International Group Holdings Limited "is now a wholly owned subsidiary." In addition, please revise the chart to identify the country/state of incorporation of each entity.

We have revised the chart in the Amendment to reflect the above.

Business Overview , page 5

3. Please thoroughly revise this section to clarify and better describe the nature and status of your current operations. For example, we note your statement that you are "a new retail driven model of providing electric cars and other products." However, your financial statements disclose that your two sources of revenue are trading service facilitation and brand service. Please revise your business description to discuss these two services and the customers thereof. In addition, your financial statements indicate that your inventory consists of GPS units. Please revise your business description to discuss how you use GPS units. Further, we note your disclosure that you use AI, big data and an "automobile platform" in your business. Please revise your business description to discuss how you use these tools in your business. Please also explain what are "cooperative operation centers" and how you operate "more than 100" of them with only 36 employees. Please also provide us with the basis for your statement that you are the "first one in China to provide this disruptive new retail model," or revise to state that this is management's belief. Finally, please describe the specific business of each company in your organizational chart.

We have thoroughly revised and added to the Business Overview and Business Description to clarify the Company’s business, services, products, tools. We have also added disclosure describing the specific business of each company in the organizational chart.

Matthew McMurdo, Esq.

New York

Business Overview, page 5

4. On page 5 you disclose you provide electric cars, other products, and car repairs and maintenance. On page 15, you describe a car service technology sharing platform. Please revise to clearly describe your current and planned business operations, including the activities you undertake to earn revenue. Please also describe the 100 cooperative operation centers, including who owns and runs these centers, what these centers do, and what data continues to grow. Please also define O2O automobile sales.

We have revised this disclosure to more clearly describe the Company’s current and planned operations and have defined O2O sales.

Risks associated with doing business in China, page 8

5. In an appropriately captioned subsection of this risk factor section, please disclose an investor's ability:

●	to effect service of process within the United States against any of your non-U.S. resident officers or directors;

●	to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced non-U.S. resident officers or directors in the United States;

●	to enforce in a Chinese court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

●	to bring an original action in a Chinese court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

We have added risk factors to address each of the aforementioned risks.

Matthew McMurdo, Esq.

New York

Risk Factors

Risks associated with doing business in China

Foreign ownership of certain types of businesses...,, page 9

6. Please revise this risk factor to explain the ways in which your structure is consistent with industry practice and to describe the risks to investors if the PRC government disagrees that it complies with PRC licensing, registration or other regulatory requirements. In addition, please describe in your filing and file as exhibits any agreements that govern the relationships among the entities in your structure, or tell us why this is not required.

We have revised the risk factor in the Amendment.

The OTC and share value, page 11

7. Please revise to state that presently the OTC Pink Sheets have place a "stop warning" on your company because you are not making material information public. Please explain the nature, significance and basis for this warning.

We have added disclosure to the Amendment to state that the Company currently has a “stop sign” on it because the Company is not currently making all material information public. We have described the nature, significance and basis for the “stop sign.”

Item 2. Financial Information

MD&A

Results of Operations, page 16

8. Please revise to quantify factors to which changes are attributable and to provide a narrative discussion of the extent to which changes in results of your accounts are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(a)(3) of Regulation S-K.

The Company advises the Staff that we have expanded our discussion. “The net revenue was $1,850,333 for the year ended June 30, 2019, compared to $9,908 for the year ended June 30, 2018. The Company provided facilitation service to 290 customers during the year ended June 30, 2019 compared to nil during the year ended June 30, 2018. Also, we have provided brand service to 137 customers during the year ended June 30, 2019 compared to only 13 customers during the year ended June 30, 2018 due to the Company started operation from April 2018.”

Item 4. Security Ownership, page 23

9. The number of shares of common stock beneficially owned by listed stockholders does not total to the 305 million shares included in this table. Please revise as appropriate.

We have revised the table in the Amendment.

Matthew McMurdo, Esq.

New York

10. Please revise this section to include disclosure regarding the beneficial ownership of holders of 5% or more of your outstanding common stock. Refer to Item 4 of Form 10 and Item 403 of Regulation S-K.

We have included all beneficial holders of more than 5%.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 25

11. Please disclose the persons to whom and from whom Zhou Aiping and Liu Yaxuann made or received loans, as well as the basis on which they are related parties.

We have added the requested information to the Amendment.

Financial Statements and Supplementary Data, page 27

12. We note that you have provided the financial statements for ZYQC International Holding Group Limited. Please furnish the financial statements required by Regulation S-X for ZYQC Holding Group Limited.

We have revised the financial statements to reflect the statements required for ZYQC Holding Group Limited.

Item 13. Financial Statements

Consolidated Balance Sheets, page 28

13. We note your disclosure in note 7 on page 38 that loans to a third party are due in October 2020 and January 2021. Therefore, it appears the $1,647,146 balance of loans to a third party on your balance sheet should be reclassified to non-current assets. Please revise as appropriate.

The Company advises the Staff that we have reclassified the balance to non-current assets.

Statements of Operation and Comprehensive Loss, page 29

14. Please tell us why you incurred no costs for trading service facilitation revenue.

The Company advises the Staff that our trading service facilitation revenue are derived from providing facilitation service to customers, the Company did not control the vehicle before that is transferred to the customers and the Company is an agent. The trading service facilitation revenue are recognized on a net basis and no costs for it.

15. Please revise to disclose earnings per share data. Refer to S-X Rule 5-03(b)(25).

Statements of Changes in Shareholders' Equity, page 30

The Company advises the Staff that the audit report was issued for ZYQC International Holding Group Limited and there was no shares information regarding ZYQC International Holding Group Limited. However, we added the EPS and filled with $nil.

Matthew McMurdo, Esq.

New York

16. Please revise the description of the line item labeled capital injection here and on the statements of cash flows to more accurately describe the underlying nature of the transaction.

The Company advises the Staff that we have revised the description to “Capital contribution from ordinary shareholders” in Statements of changes in shareholders' equity and the statements of cash flows.

General, page 32

17. Please revise to include earnings per share disclosures required by ASC 260-10-50.

We have included earnings per share disclosures in the Amendment.

Note 2. Going Concern, page 32

18. You disclose the principal sources of liquidity have been cash provided by operating activities, however, we note from your statement of cash flows that you incurred negative cash flows from operations. Please revise as appropriate.

The Company advises the Staff that we have revised the disclosure to “The Company’s principal sources of liquidity have been support from shareholders and related parties”.

Notes to Financial Statements

Note 1. Description of Business and Organization, page 32

19. Please revise to include a description of the major products or services you sell or provide and your principal markets, including the locations of those markets. If you operate in more than one business, the disclosure also shall indicate the relative importance of your operations in each business and the basis for this determination—for example, assets, revenues, or earnings. Refer to ASC 275-10-50-2.

The Company advises the Staff that we have added the description of the major services. The Company advises the Staff that we have only one location of market in Mainland China and the revenue all related to vehicle service. Furthermore, the two services have combined financial information instead of having discrete ones except the revenues, which has been disclosed on the statement of operation and comprehensive loss. Also, the Company’s chief operating decision maker assesses the performance of the two services together and did not allocate the resources separately.

Matthew McMurdo, Esq.

New York

Note 3. Summaries of Significant Accounting Policies

h. Revenue Recognition, page 34

20. We note your statement "The trading service facilitation revenue are derived principally from providing facilitation service to customers, the Company recognizes revenue upon the end customers obtained the vehicle certificates, when the Company fulfill the obligation." Please clarify the nature of the trade facilitation services you provide your customers. Additionally, please tell us what your performance obligation is with regard to these services.

The Company advises the Staff that we have expanded the disclosure. For the trading facilitation service, the Company earned facilitation fee from helping end customers to obtain the vehicle certificates. The promise of providing this service is distinct and is defined as a performance obligation. Customers consent the fulfillment of this obligation once the end customers obtained the vehicle certificates. In addition, the Company does not provide other maintenance services. The contracts have not created an implicit promise to provide other goods or services to its customers. The performance obligation under this type of business is to provide specific facilitation service to the customers, a single distinct performance obligation. Specifically, other than providing these services to the customers, there are no other commitments, quantitatively or qualitatively, in this contract.

21. Please clarify nature of the brand services you provide your customers. Additionally, please tell us what your performance obligation is with regards to these services.

The Company advises the Staff that we have expanded the disclosure. For the brand services, customers pay to the Company and has the right to use the patent, brand, logo for one year. Thus, the only performance obligation under the contract is brand name provide to the customers.

Note 6. Other Receivables, page 37

22. We note your statement that "Advanced for customers represented advanced payment for customers for automobile trading services." Please disclose the nature and purpose of these advance payments made to customers. In addition, given that advances, which represent 96 percent of revenue for the year ended June 30, 2019, could be used by customers to pay for your products or services, please tell us how you concluded collectability of substantially all of the consideration under contracts for which you recognized revenue was probable under ASC 606-10-25-1.

The Company advises the Staff that we have revised the disclosure for incorrect notes to avoid the misunderstanding. The receivables were related to third party cooperative operation centers instead of our end customers. The amount represented advanced payment for our cooperative operation centers who responsible for introducing end customers to us. Furthermore, for the process with our end customers, the Company required the end customers to pay a down payment in advance, which the amount generally covered the facilitation service fees and believed that the collectability of substantially all of the consideration under contracts for the recognized revenue was probable.

Matthew McMurdo, Esq.

New York

Item 13. Financial Statements and Supplementary Data

Note 7. Loans to a Third Party, page 38

23. We note you have $1.6 million of loans to third parties. We also note that you waived the interest due on the notes. Please tell us the business purpose of these loans, how you benefit or are compensated for making the loans, and why you waived the interest.

The Company advises the Staff that we have expanded the disclosure. The third party is a third-party cooperation partner would introduce customers to the Company. The loans provided to this third party is to help developing market for its channel. There would be more customers introduced to us after the channel well-built. The Company has waived the interests because of the Company wants to early collect the loans.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo
Matthew McMurdo, Esq.

cc:	Jun Chen, Chief Executive Officer
ZYQC Group Holding Ltd

Matthew McMurdo, Esq.

New York